Exhibit 99.11

 CONSENT OF EXPERT
March 30, 2021
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Jacques Simoneau, do hereby consent to the filing of the written disclosure regarding:
•the “Technical Report for the Lamaque Project, Quebec, Canada” effective March 21, 2018;
•Ormaque Mineral Resources dated February 22, 2021; and
•other information pertaining to these projects
and the use of my name in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2020 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Jacques Simoneau
Jacques Simoneau, P.Geo

4836-0013-0274\3